EXHIBIT 99.1

FOR IMMEDIATE PUBLICATION

PRESS RELEASE
For the second quarter and first six months ended June 30, 2003
All amounts are in US$ unless otherwise stated

CLEARWAVE INCREASES NET INCOME TO $13.2 MILLION
AND EBITDA TO $98.9 MILLION

Amsterdam, The Netherlands and Montréal, Canada, July 31, 2003 – ClearWave N.V. (“ClearWave” or the “Company”), a subsidiary of Telesystem International Wireless Inc. (“TIW”), today announced its financial and operating results for the second quarter and first six months ended June 30, 2003. The Company controls cellular operations in Romania and the Czech Republic.

Net income for the second quarter more than doubled to $13.2 million or $0.16 per share, compared to $5.4 million, or $0.06 per share, for the corresponding period in 2002. The strong growth in net income reflects the continued solid financial performance in Romania and improved results in the Czech Republic where the Company’s operating subsidiary recorded its first quarter of positive operating income. Net income for the first six months of 2003 reached $39.5 million or $0.47 per share, compared to $7.5 million or $0.09 per share for the first six months of 2002. The 2003 net income includes a gain of $19.8 million on the sale of a minority interest in MobiFon recorded in the first quarter of the year.

Service revenue in the second quarter of 2003 increased 41% to $221.1 million compared to $156.4 million for the same period last year. Selling, general and administrative expenses (“SG&A”), increased 15% to $51.2 million but, as a percent of service revenues, declined to 23% from 28% for the second quarter of 2002. Operating income before depreciation and amortization (EBITDA) (1) increased 68% to $98.9 million compared to $58.7 million for the second quarter last year. Operating income more than doubled to $49.9 million from $23.4 million for the same 2002 period.

(1)	The Company uses the term operating income before depreciation and amortization (“EBITDA”) and average revenue per user (“ARPU”) which may not be comparable to similarly titled measures reported by other companies. ARPU excludes revenues from other cellular networks’ customers roaming on the Company’s network. EBITDA and ARPU should not be considered in isolation or as alternatives measures of performance under GAAP. The Company believes EBITDA and ARPU are viewed as relevant supplemental measures of performance in wireless telecommunications industry.

“We are pleased with our second quarter and year-to-date results, as both of our operations continue to record outstanding financial performances. During the second quarter, Český Mobil recorded its first positive operating income, only three years after commercial launch and its strategy of targeting postpaid subscriber growth is continuing to generate strong results. Postpaid subscribers now account for over 40% of Český Mobil’s subscriber base, a remarkable accomplishment for a third entrant,” said Alexander Tolstoy, President and Chief Executive Officer of ClearWave. “In Romania, MobiFon is continuing to generate strong EBITDA margin and higher operating income”, added Mr. Tolstoy.

ClearWave added 140,300 net subscribers during the quarter to reach 4,083,600 total subscribers, a 20% increase compared to 3,408,300 subscribers at the end of the second quarter of 2002.

For the first six months, service revenues were up 39% to $410.5 million compared to $295.1 million for the same period last year. EBITDA increased 63% to $181.7 million compared to $111.7 million for the first six months of 2002 and operating income improved 93% to $81.7 million for the first six months of 2003 compared to $42.3 million for the same 2002 period.

MobiFon S.A. – Romania

MobiFon, the market leader in Romania with an estimated 49% share of the cellular market, added 73,400 net subscribers for the second quarter for a total of 2,746,100, compared to 2,337,000 subscribers at the end of the same 2002 period, an increase of 17%. The prepaid/postpaid mix at the end of June 2003 of 64/36 was unchanged from a year ago.

Service revenues reached $127.1 million, an increase of 23%, due to a larger subscriber base and an increase in monthly average revenue per user (“ARPU”) (1), compared to $103.0 million for the second quarter last year. ARPU for the second quarter reached $14.44 compared to $13.27 in the first quarter and $14.12 for the same period of last year. SG&A expenses decreased to 21% of service revenues compared to 23% for the 2002 corresponding period. EBITDA increased 28% to $71.4 million compared to $55.9 million for the same period last year and EBITDA as a percentage of service revenue improved to 56% compared to 54% in the quarter ending June 30, 2002. Operating income rose 30% to $45.9 million compared to $35.2 million for the second quarter of 2002.

For the first six months, service revenues increased 21% to $240.2 million compared to $198.9 million for the same period last year. EBITDA increased 26% to $137.2 million compared to $108.5 million for the 2002 period. Operating income rose 22% to $81.7 million compared to $67.1 million for the first six months of 2002.

Prior to June 30, 2003, as a result of operating in a highly inflationary economy, MobiFon used the Company’s reporting currency, the U.S. dollar, as its functional currency. As of June 30, 2003, the cumulative inflation in Romania for the last three years was below 100% and consequently Romania ceased to be defined for accounting purposes as a highly inflationary economy. An assessment as to which currency is MobiFon’s functional currency was made based on the collective economic factors of the environment in which it operates and the U.S. dollar has been determined to continue to be their functional currency.

Český Mobil a.s. – Czech Republic

Český Mobil added 66,900 net subscribers in the second quarter to reach 1,337,500, an increase of 25% compared to 1,071,300 subscribers at the end of the second quarter of 2002. The company’s focus on postpaid growth continued to be successful with postpaid subscribers representing 70% of net additions during the quarter. As a result, the company’s prepaid/postpaid mix as of June 30, 2003 was 59/41 compared to 73/27 at June 30, 2002. Český Mobil estimates it held a 15% share of the national cellular market as of June 30, 2003, compared to a 13% share at the same time last year. During the past 12 months, management estimates cellular penetration in the Czech Republic increased to 87% from 76% at the end of the second quarter of 2002.

Service revenues increased 76% to $94.0 million compared to $53.5 million for the second quarter of 2002 due to the increase in the number of subscribers and an increase in ARPU. ARPU for the second quarter reached Czech Koruna 641.5 ($23.18) compared to Czech Koruna 590.7 ($20.03) in the first quarter and Czech Koruna 550.4 ($16.65) for the same period of last year.

Český Mobil recorded EBITDA of $28.5 million, its sixth consecutive quarter of positive EBITDA, compared to EBITDA of $3.6 million for the same period last year. This improvement reflects the revenue impact of solid subscriber growth and the economies of scale realized as fixed costs are spread over the larger subscriber base. Also included in EBITDA in the second quarter of 2003, is the effect of a $3.3 million reduction in estimated interconnection costs mainly related to prior periods. SG&A expenses declined to 25% of service revenues compared to 38% for the same period last year. Český Mobil recorded positive operating income for the first time with operating income of $5.1 million for the second quarter 2003, compared to an operating loss of $10.9 million for the second quarter of 2002, an improvement of $16.0 million.

For the first six months, service revenues increased 77% to $170.3 million compared to $96.2 million for the same period in 2002. EBITDA reached $45.8 million compared to EBITDA of $4.5 million for the first six months of last year, an improvement of $41.3 million. Operating income reached $1.3 million compared to a loss of $23.5 million for the same period in 2002.

Liquidity and Capital Resources

As of June 30, 2003, ClearWave held cash and cash equivalents of $245.1 million of which $28.1 million consisted of restricted cash.

Operating activities provided cash of $90.7 million for the second quarter and $136.3 million for the first six months of 2003 compared to $46.1 million and $73.7 million respectively for the same periods in 2002. The primary factor contributing to the higher operating cash flow was higher operating income before depreciation and amortization of $40.2 million for the quarter and of $70.0 million for the first six months.

Cash used for investing activities during the second quarter amounted to $68.5 million and was $59.3 million for the first six months of 2003 compared to $53.7 million and $107.5 million for the same periods in 2002. Our investing activities consisted of acquisitions of property, plant and equipment which during the second quarter and first six months of 2003 were partially offset by net proceeds received from the sale of a partial interest in MobiFon of $2.5 million and $41.5 million, respectively.

Financing activities provided cash of $99.6 million for the second quarter and $92.7 million year-to-date. Included therein on a year-to-date basis, were $246.9 million proceeds from debt issuance less $6.8 million in financing costs incurred, $28.1 million in additions to restricted cash, $31.2 million distributed to minority shareholders of MobiFon and $88.1 million representing a full repayment of demand notes due to TIW. During the first six months of 2002, sources of cash from financing activities included $7.1 million advanced from TIW, $29.9 million from the issuance of subsidiaries’ shares to minority interests and $27.9 million drawn on Český Mobil’s credit facility. These were partially offset by a $24.4 million debt repayment and $4.2 million distributed to minority interests in MobiFon and resulted in $36.0 million being provided by financing activities.

On April 23, 2003 MobiFon paid a dividend of Lei 1.974 trillion (approximately $59.1 million), to its shareholders. ClearWave’s share of the dividend was approximately $33.5 million. On October 30, 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase. Shareholders had the opportunity to tender their shares between October 30, 2002 and June 30, 2003 in order to realize their pro-rata share of this distribution. During 2002, ClearWave received its pro-rata share of such distributions which amounted to $24.6 million and other minority shareholders had received $0.8 million. During the second quarter of 2003 the remaining shareholders tendered their shares. A payment of $5.6 million relating to such tender was made during the second quarter and the remaining $7.8 million was paid on July 18, 2003. As a result, ClearWave’s ownership in MobiFon increased to 57.7% from 56.6% at the end of the first quarter of 2003.

On June 27, 2003, MobiFon Holdings B.V., a wholly owned subsidiary which holds the Company’s investment in MobiFon, closed a $225 million issue of 12.5% Senior Notes (“Notes”) by way of private placement. The Notes were sold at 97.686% of par for gross proceeds of $219.8 million and for a yield to maturity of 13%. Net proceeds from the offering, after deducting issuance expenses, were $211.6 million of which $28.1 million was used to establish a debt service reserve account for the benefit of the noteholders which has been reflected as restricted cash on the balance sheet. A portion of the proceeds was used to fully repay the demand notes to TIW and, on June 30, 2003, we declared a dividend out of share premium of $1.69 per share. On July 9, 2003, we paid these dividends to our shareholders which totaled $142.1 million.

The Notes mature on July 31, 2010. Interest on the Notes accrues at the rate at 12.5% per annum commencing on June 27, 2003 and will be payable in cash semi-annually in arrears on each January 31 and July 31 commencing on January 31, 2004. The Notes are unsecured, except to the extent of a security interest in the debt service reserve account. Before July 31, 2006, MobiFon Holdings may redeem up to 35% of the Notes with the proceeds of certain equity offerings at a redemption price of 112.50% of the principal amount. From July 31, 2007, MobiFon Holdings may redeem all or part of the Notes at declining prices ranging from 106.25% to 100.00% of the principal amount. Within 30 days after the end of the period beginning on June 27, 2003 and ending July 31, 2004 and for each 12-month period thereafter, MobiFon Holdings has an obligation to offer to purchase a portion of the Notes at par, plus accrued and unpaid interest, with 50% of its excess cash flow for that period. The indenture governing the Notes contains customary negative covenants which, among other things, limit the ability of MobiFon Holdings and that of its subsidiaries to incur additional debt, make investments, dispose of assets or make distributions not provided for by the indenture. In addition, MobiFon Holdings will not be permitted to engage in activities other than primarily holding its equity interests in MobiFon S.A. or to reduce its ownership in MobiFon S.A. to below 50.1%.

Furthermore, MobiFon Holdings has committed to file a registration statement with the United States Securities and Exchange Commission whereby the existing Notes will be registered for resale or will be exchanged with substantially similar notes that are registered under the Securities Act and freely tradeable. Failure to file such registration document may result in additional interest of up to 2.6% annually.

During the first quarter of 2003, Český Mobil drew $11.1 million from its long-term syndicated Euro and Czech Koruna denominated credit facility and MobiFon drew $16.0 million from its senior loan facility. At June 30, 2003, the undrawn amount available under Český Mobil’s credit facility was Euro 25.1 million and Czech Koruna 350.6 million (total of approximately $41.6 million) and there was $29.0 million available under MobiFon’s senior loan facility.

Long-term debt, including current portion, at the end of the second quarter was $1.1 billion, comprised of $289.4 million at MobiFon, $566.6 million at Český Mobil and $219.8 million at MobiFon Holdings. Long-term debt includes $23.6 million payable to Český Mobil’s network equipment vendors and long-term unrealized losses associated with derivative financial instrument positions of $46.0 million and $5.7 million in Český Mobil and MobiFon, respectively.

We expect to have future capital requirements, particularly in relation to the expansion of the Czech Republic cellular network, the addition of capacity to our Romanian network and to acquire, if options are exercised, a certain number of shares of our operating subsidiaries owned by minority interests. We intend to finance such future capital requirements from cash flows from operating activities and from Tranche II of our senior loan facility as it relates to MobiFon. For Český Mobil, it will be financed by the syndicated senior credit facility and by equity contributions from TIW Czech N.V. During the second quarter of 2003, the shareholders of TIW Czech N.V. committed to provide an additional Euro 22.0 million ($25.3 million) of equity funding of which the Company’s share is Euro 5.3 million ($6.1 million). These commitments were fulfilled on July 15, 2003 and on July 18, 2003, Euro 21.6 million ($24.8 million) was advanced as a capital contribution to Český Mobil a.s.

Conference Call

The conference call with analysts on the second quarter 2003 results will be part of the TIW conference call. It will be made available via an audio web cast from TIW’s Internet site. The web cast is scheduled to begin at 9:00 a.m. EDST on Friday, August 1, 2003 (at http://www.tiw.ca). A replay of the conference call can also be heard between 12:00 p.m. on August 1 and 11:59 p.m. on August 29. To access the replay facility, dial (416) 695-5800 and you will be instructed to enter the access code: 1450517.

Forward-looking Statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About ClearWave N.V. and TIW

TIW, through its subsidiary ClearWave N.V., is a leading cellular operator in Central and Eastern Europe with almost 4.1 million managed subscribers. ClearWave is the market leader in Romania through MobiFon S.A. and is active in the Czech Republic through Český Mobil a.s. TIW’s shares are listed on the Toronto Stock Exchange (“TIW”) and NASDAQ (“TIWI”).

FOR INFORMATION:

IN NORTH AMERICA:	IN CENTRAL/EASTERN EUROPE:

MEDIA: MARK BOUTET Telesystem International Wireless Inc. (514) 673-8406 mboutet@tiw.ca	IGOR PREROVSKY ClearWave N.V. + 4202.7117.1551 igor.prerovsky@oskarmobil.cz

INVESTORS: SERGE DUPUIS Telesystem International Wireless Inc. (514) 673-8443 sdupuis@tiw.ca

Our web site addresses are: www.tiw.ca www.clearwave.cz www.oskarmobil.cz www.connex.ro

CLEARWAVE N.V.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

(in thousands of US dollars, except operating and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2003	2002	2003	2002
	$	$	$	$

	(Unaudited)		(Unaudited)
STATEMENTS OF INCOME AND CASH FLOWS DATA: (3)
Revenues	231,629	165,982	431,091	312,783
Operating Income	49,932	23,384	81,670	42,329
Interest expense, net	(16,830)	(16,705)	(34,310)	(35,115)
Foreign exchange gain	4,251	7,467	3,917	9,257
Gain on disposal of investment	—	—	19,821	—
Income taxes	(12,239)	(8,662)	(22,644)	(15,491)
Minority interest	(11,894)	(43)	(8,906)	6,557
Net income	13,220	5,441	39,548	7,537
Basic and diluted net income per share	0.16	0.06	0.47	0.09
Acquisitions of property, plant and equipment	(71,024)	(53,677)	(100,802)	(107,485)
Net proceeds from the sale of ownership in a subsidiary	2,500	—	41,500	—
OPERATING DATA: (3)
Operating income before depreciation and amortization (5)	98,888	58,689	181,660	111,699
Blended average monthly revenue per user (7)
MobiFon	14.44	14.12	13.89	14.18
Český Mobil	23.18	16.65	21.65	15.75

	As of June 30, 2003	As of December 31, 2002

	$	$

	(unaudited)
BALANCE SHEET DATA: (3)
Cash and cash equivalents	217,044	46,383
Total assets	1,602,810	1,337,187
Long-term debt, including current portion (1)	1,075,789	784,732
Funded capital (2)	43,204	185,332
Total shareholders’ equity	46,331	148,752

OVERVIEW OF OPERATIONS

(As of June 30, 2003)

		Start-up	Licensed			Equity
		Date of	POPs	Total	Equity	POPs	Equity
Technology		Operations	(millions)	Subscribers(4)	Interest	(millions)	Subscribers (6)

Central / Eastern Europe Cellular
Romania	GSM	Q2 1997	21.7	2,746,100	57.7%	12.5	1,584,500
Czech Republic	GSM	Q1 2000	10.2	1,337,500	23.3%	2.4	311,400

			31.9	4,083,600		14.9	1,895,900

(1)	Includes long-term derivative financial instrument position

(2)	Proceeds from share issuance and share premium less dividends declared and applied against share premium.

(3)	The results of Mobifon (Romania) and Cesky Mobil (Czech Republic) are fully consolidated.

(4)	Figures include 1,768,150 and 795,726 prepaid subscribers in Romania and Czech Republic, respectively, but excludes internet subscribers.

(5)	The company uses the term operating income before depreciation and amortization (or EBITDA) which may not be comparable to similarly titled measures reported by other companies. Operating income before depreciation and amortization should not be conside The Company believes that operating income before depreciation and amortization is viewed as relevant supplemental measure of performance in the wireless telecommunications industry.

(6)	Proportional financial figures and other operational data represent the combination of ClearWave’s ultimate proportionate ownership in each of its subsidiaries and is not intended to represent any measure of performance in accordance with generally accept

(7)	We use the term average monthly revenue per user, or ARPU, which may not be comparable to similarly titled measures reported by other companies. ARPU excludes non-recurring miscellaneous revenue and revenue from other wireless networks’ customers roaming

     The following table provides a reconciliation between service revenues and ARPU for both MobiFon and Český Mobil:

	MobiFon				Český Mobil

	Three months ended		Six months ended		Three months ended		Six months ended
	June 30,		June 30,		June 30,		June 30,
	2003	2002	2003	2002	2003	2002	2003	2002

Service revenues for the periods (in thousands)	127,163	102,974	240,247	198,925	93,987	53,458	170,257	96,202
Average number of subscribers for the period (in millions)	2.71	2.26	2.68	2.19	1.3	1.03	1.26	0.98
Average monthly service revenue per subscriber for the period (in $)	15.64	15.20	14.96	15.17	24.02	17.31	22.44	16.37
Less: impact of excluding in roaming and miscellaneous revenue	(1.20)	(1.08)	(1.07)	(0.99)	(0.84)	(0.66)	(0.79)	(0.62)

ARPU	14.44	14.12	13.89	14.18	23.18	16.65	21.65	15.75

CLEARWAVE N.V.

Second Quarter 2003

Interim Financial Statements (unaudited)

ClearWave N.V.

CONSOLIDATED BALANCE SHEETS

(in thousands of US dollars)

	June 30,	December 31,
	2003	2002
	$	$

	(unaudited)	(Note 1)
ASSETS
Current assets
Cash and cash equivalents	217,044	46,383
Cash and cash equivalents - restricted (Note 6)	28,125	—
Trade debtors	73,044	55,175
Inventories	6,885	10,248
Value added taxes recoverable	1,256	2,634
Prepaid expenses	23,233	21,115
Deferred income tax asset	2,031	1,932
Other current assets	8,438	11,671

Total current assets	360,056	149,158

Property, plant and equipment	1,072,245	1,021,841
Licenses	91,513	94,593
Goodwill	48,225	52,606
Deferred financing and other costs (Note 6)	30,771	18,989

	1,602,810	1,337,187

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable - trade	65,706	37,693
Accounts payable - TIW group	3,470	2,350
Income and value added taxes payable	14,145	5,459
Accrued liabilities	58,476	66,449
Due to parent and affiliated companies (Note 6)	—	88,085
Deferred revenues	35,955	38,468
Dividends payable (Note 6)	142,128	—
Current portion of long-term debt	13,550	—
Distribution payable to minority interests (Note 3)	7,806	13,400

Total current liabilities	341,236	251,904

Deferred income tax liability	4,473	5,211
Long-term debt (Note 6)	1,010,523	737,981
Derivative financial instrument position	51,716	46,751
Minority interests	148,531	146,588

Shareholders’ equity
Share capital
45,868,498 Class A Subordinate Voting Shares and 38,230,950 Class B Multiple Voting Shares	21,467	21,467
Share premium (Note 6)	21,737	163,865
Retained earnings (deficit)	7,327	(32,221)
Accumulated other comprehensive income (loss)
Foreign currency translation adjustment (Note 4)	6,838	5,038
Fair value of interest rate and cross-currency swaps and options	(11,038)	(9,397)

Total shareholders’ equity	46,331	148,752

	1,602,810	1,337,187

ClearWave N.V.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE
INCOME (UNAUDITED)

(in thousands of US dollars, except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2003	2002	2003	2002
	$	$	$	$

		(restated see		(restated see
		Note 4)		Note 4)
Revenues
Services	221,150	156,432	410,504	295,127
Equipment	10,479	9,550	20,587	17,656

	231,629	165,982	431,091	312,783
Cost of services	64,525	48,864	120,769	91,095
Cost of equipment	16,974	13,931	31,642	26,908
Selling, general and administrative expenses	51,242	44,498	97,020	83,081
Depreciation and amortization	48,956	35,305	99,990	69,370

Operating income	49,932	23,384	81,670	42,329
Interest expense	(17,291)	(16,891)	(35,072)	(35,616)
Interest and other income	461	186	762	501
Foreign exchange gain	4,251	7,467	3,917	9,257
Gain on disposal of investment (Note 3)	—	—	19,821	—

Income before income taxes and minority interests	37,353	14,146	71,098	16,471
Income taxes	12,239	8,662	22,644	15,491

Income before minority interests	25,114	5,484	48,454	980
Minority Interests	(11,894)	(43)	(8,906)	6,557

Net income	13,220	5,441	39,548	7,537

Foreign currency translation adjustment (Note 4)	1,187	5,484	1,800	5,360
Change in fair value of interest rate and cross currency swaps and options	(1,455)	(684)	(1,641)	1,680

Comprehensive income	12,952	10,241	39,707	14,577

Weighted average number of shares	84,099,448	84,099,448	84,099,448	84,099,448
Basic and diluted net income per share	0.16	0.06	0.47	0.09

ClearWave N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands of US dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2003	2002	2003	2002
	$	$	$	$

OPERATING ACTIVITIES
Net income	13,220	5,441	39,548	7,537
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	48,956	35,305	99,990	69,370
Accreted interest on long-term debt	—	684	—	1,318
Minority interests	11,894	43	8,906	(6,557)
Gain on disposal of investment (Note 3)	—	—	(19,821)	—
Other non-cash items	1,349	(3,017)	2,155	3,219
Changes in operating assets and liabilities	15,252	7,676	5,548	(1,158)

Cash provided by operating activities	90,671	46,132	136,326	73,729

INVESTING ACTIVITIES
Acquisitions of property, plant and equipment	(71,024)	(53,677)	(100,802)	(107,485)
Net proceeds from the sale of ownership in a subsidiary (Note 3)	2,500	—	41,500	—

Cash used in investing activities	(68,524)	(53,677)	(59,302)	(107,485)

FINANCING ACTIVITIES
Repayment of advances from parent company	(54,085)	—	(88,085)	—
Advances from parent company	—	—	—	7,055
Issuance of subsidiaries’ shares to minority interests	—	14,965	—	29,930
Subsidiary’s distributions paid to minority interests (Note 3)	(31,213)	(4,170)	(31,213)	(4,170)
Proceeds from issue of long-term debt (Note 6)	219,794	14,397	246,894	27,927
Repayment of long-term debt	—	(24,439)	—	(24,439)
Deferred financing costs (Note 6)	(6,750)	(308)	(6,750)	(308)
Additions to cash and cash equivalents - restricted (Note 6)	(28,125)	—	(28,125)	—

Cash provided by financing activities	99,621	445	92,721	35,995

Net effect of exchange rate translation on cash and cash equivalents	864	2,992	916	2,260

Net change in cash and cash equivalents	122,632	(4,108)	170,661	4,499
Cash and cash equivalents, beginning of period	94,412	63,589	46,383	54,982

Cash and cash equivalents, end of period	217,044	59,481	217,044	59,481

ClearWave N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (UNAUDITED)

(in thousands of US dollars)

				Accumulated
			Retained	Other	Total
	Share	Share	Earnings	Comprehensive	Shareholders’
	Capital	Premium	(Deficit)	Income (Loss)	Equity
	$	$	$	$	$
				(restated see	(restated see
				Note 4)	Note 4)

Balance as at December 31, 2001	21,467	163,865	(45,508)	(5,782)	134,042

Comprehensive income	—	—	2,096	2,240	4,336

Balance as at March 31, 2002	21,467	163,865	(43,412)	(3,542)	138,378

Comprehensive income	—	—	5,441	4,800	10,241

Balance as at June 30, 2002	21,467	163,865	(37,971)	1,258	148,619

Balance as at December 31, 2002	21,467	163,865	(32,221)	(4,359)	148,752

Comprehensive income	—	—	26,328	427	26,755

Balance as at March 31, 2003	21,467	163,865	(5,893)	(3,932)	175,507

Dividends declared (Note 6)	—	(142,128)	—	—	(142,128)
Comprehensive income (loss)	—	—	13,220	(268)	12,952

Balance as at June 30, 2003	21,467	21,737	7,327	(4,200)	46,331

ClearWave N.V.

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS (UNAUDITED)

June 30, 2003
(in thousands of U.S. dollars)

NOTE 1
BASIS OF PRESENTATION

The unaudited consolidated interim financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information and are based upon accounting policies and methods consistent with those used and described in the annual financial statements prepared under U.S. GAAP. These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements. In the opinion of management all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. Operating results for the three and six month periods ended June 30, 2003 are not necessarily indicative of the results that may be expected for the year ended December 31, 2003. The consolidated balance sheet as at December 31, 2002 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

The Company expects to have future capital requirements, particularly in relation to the expansion of the Czech Republic cellular network, the addition of capacity to its Romanian network and to acquire, if options are exercised, a certain number of shares of its operating subsidiaries owned by minority interest as described in note 4 in the 2002 annual financial statements. The Company intends to finance such future capital requirements from cash on hand, cash flows from operating activities and from Tranche II of its senior loan facility as it relates to MobiFon. For Český Mobil, they will be financed by the syndicated senior credit facility and by equity contributions from TIW Czech N.V. (see Note 7)

NOTE 2
PROPERTY, PLANT AND EQUIPMENT

Depreciation and amortization includes write-offs in the amount of $4.6 million for property, plant and equipment which were removed from service during the three month period ended March 31, 2003 or shortly thereafter. The Company undertook a review of the remaining useful lives of certain of its assets based on the current and expected future technical condition and utility of these assets. As a result, effective April 1, 2003, the Company changed the estimated useful lives of certain of these assets reported with network equipment which resulted in an increase in depreciation expense during the three month period ended June 30, 2003 of approximately $1 million.

ClearWave N.V.

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS (UNAUDITED)

June 30, 2003
(in thousands of U.S. dollars)

NOTE 3
DISTRIBUTIONS FROM AND DIVESTITURE OF MOBIFON S.A. (“MOBIFON”)

On October 30, 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase. Shareholders had the opportunity to tender their shares between October 30, 2002 and June 30, 2003 in order to realize their pro-rata share of this distribution amount of which the Company’s share is $24.6 million. A first distribution of $16.6 million was paid on October 30, 2002, of which $15.8 million was paid to the Company. A further distribution of $8.8 million was paid to the Company on December 19, 2002. The effect of these distributions was to decrease the Company’s equity interest in MobiFon from 63.5% to 62.4%. During the second quarter of 2003 the remaining shareholders tendered their shares; $5.6 million relating to such tender was paid during the second quarter and the remaining $7.8 million which was paid on July 18, 2003 is presented within current liabilities as distribution payable to minority interests.

On March 19, 2003, pursuant to an agreement signed in December 2002, the Company sold 11.1 million of its currently owned shares in MobiFon, representing 9.2% of the Company’s total shareholding in MobiFon, for aggregate consideration of $42.5 million. Of this amount, $40.0 million was received in cash at the time of sale and $2.5 was received during the second quarter of 2003. The company utilized $39.0 million of the proceeds to repay demand notes and accounts payables to TIW and affiliates. After deducting costs of $1.0 million, a $19.8 million gain was recorded on this transaction, minority interest was increased by $15.8 million and goodwill and licenses were reduced by $4.4 and $1.5 million, respectively. As a result of this transaction, the Company’s ownership in MobiFon was reduced from 62.4% to 56.6% but was increased to 57.7% during the second quarter as a result of the remaining shareholders’ participation in the share repurchase described in the preceding paragraph.

On April 14, 2003, MobiFon declared a dividend of Lei 1,974 trillion ($59.1 million) which was paid on April 23, 2003. The Company’s share of this distribution amounted to $33.5 million. These proceeds were used to further repay demand notes to TIW and for general corporate purposes.

NOTE 4
FOREIGN CURRENCY

The movement in the foreign currency translation adjustment of $1.8 million, net of minority interest of $6.0 million, reported as comprehensive income for the six month period ended June 30, 2003, is explained by the appreciation of the Czech Koruna during 2003. The exchange rate was 30.12 Czech Koruna for one US Dollar and 27.62 Czech Koruna for one US Dollar as at December 31, 2002 and June 30, 2003, respectively. The movement in foreign currency translation adjustment previously reported for the three and six month periods ended June 30, 2002, has been reduced by $19.9 million to reflect that portion of the movement which was attributable to minority interests. The misclassification in these prior periods had no impact on net income for these periods.

ClearWave N.V.

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS (UNAUDITED)

June 30, 2003
(in thousands of U.S. dollars)

NOTE 5
FINANCIAL INSTRUMENTS

In January 2003, Český Mobil entered into interest rate and currency swaps and option arrangements pursuant to which €40.0 million ($46.0 million) of Euro-based borrowings as at June 30, 2003 are effectively Koruna-based with a fixed Koruna to Euro exchange rate applicable on the associated interest and principal payments until November 2005 with the exception of a 1.75% fixed rate spread which continues to be payable in Euro; additionally, the floating portion of the interest on such borrowings has been capped at 5.755% and a call option hedges currency risk on a further €10.0 million ($11.5 million) of Euro based debt.

In May 2003, upon the expiry of a €60.0 million ($69.1 million) 6-month swap, Cesky Mobil a.s. entered into a 12-month Euro to Koruna cross currency swap arrangement for €60.0 million to hedge €60.0 million of Euro-based borrowings. In June 2003, Český Mobil entered into an interest rate and currency swap arrangement pursuant to which €10.0 million ($11.5 million) of Euro-based borrowings as at June 30, 2003 are effectively Koruna-based and bear interest at a fixed rate of 3.14% per annum until December 2007 plus a 1.75% fixed rate spread which continues to be payable in Euro.

The Company has designated these instruments as hedges and as a result the changes in their fair value, net of tax and minority interest, will be included in other comprehensive income and recognized in the income statement when the Euro-based debt affects earnings in each reporting period.

On July 11, 2003 Cesky Mobil a.s. amended €58.1 million ($66.9 million) in existing interest rate and Euro to Koruna cross currency swap arrangements which extended their maturity from November, 2005 to September, 2007 on an amortizing basis to match the principal repayments on the hedged Euro-denominated debt. The effect of the amendment was also to reduce the fixed interest rate payable on such swap from an average of 9.59% payable in Koruna to 6.21% payable in Koruna plus a 1.75% fixed rate spread payable in Euro and has resulted in an effective interest rate of approximately 8.8%.

NOTE 6
SENIOR NOTES ISSUED BY MOBIFON HOLDINGS B.V. (“MOBIFON HOLDINGS”)

On June 27, 2003, MobiFon Holdings, a wholly owned subsidiary which holds the Company’s investment in MobiFon S.A. (“MobiFon”), closed a $225 million issue of 12.5% Senior Notes (“Notes”) by way of private placement. The Notes were sold at 97.686% of par for gross proceeds of $219.8 million and for a yield to maturity of 13%. Net proceeds from the offering, after deducting issuance expenses, were $211.6 million of which $28.1 million was used to establish a debt service reserve account for the benefit of the noteholders which has been reflected as restricted cash on the balance sheet and $182.5 million was paid to the Company as a reduction of intercompany loans. The Company utilized a portion of the proceeds to fully repay the demand notes to TIW and, as a result of a June 30, 2003 dividend declaration of $1.69 per share totaling $142.1 million, made distributions of share premium to shareholders, excluding $8.0 million in related withholding taxes, totaling $134.1 million on July 9, 2003.

ClearWave N.V.

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS (UNAUDITED)

June 30, 2003
(in thousands of U.S. dollars)

The Notes mature on July 31, 2010. Interest on the Notes accrues at the rate at 12.5% per annum commencing on June 27, 2003 and will be payable in cash semi-annually in arrears on each January 31 and July 31 commencing on January 31, 2004. The Notes are unsecured, except to the extent of a security interest in the debt service reserve account and will rank senior in right of payment to the MobiFon Holdings’ future subordinated indebtedness and pari passu in right of payment with all of MobiFon Holdings’ existing and future unsecured senior indebtedness. Within 30 days after the end of the period beginning on June 27, 2003 and ending July 31, 2004 and for each 12-month period thereafter, MobiFon Holdings has an obligation to offer to purchase a portion of the Notes at par, plus accrued and unpaid interest, with 50% of its excess cash flow for that period. The indenture governing the Notes, contains customary negative covenants which, among other things, limit the ability of MobiFon Holdings and that of its subsidiaries to incur additional debt, make investments, dispose of assets or make distributions not provided for by the indenture. In addition, MobiFon Holdings will not be permitted to engage in activities other than primarily holding its equity interests in MobiFon S.A., nor to reduce its ownership in MobiFon S.A., to below 50.1%.

MobiFon Holdings has committed to file a registration statement with the United States Securities and Exchange Commission whereby the existing Notes will be registered for resale or will be exchanged with substantially similar notes that are registered under the Securities Act and freely tradable. Failure to file such registration document may result in additional interest of up to 2.6% annually. During the six-month period ended June 30, 2003 the Company has deferred financing costs in the amount of $11.7 million relating to the issuance of the Notes of which $6.8 million was paid as of June 30, 2003.

NOTE 7
COMMITMENTS

In June 2003, the shareholders of TIW Czech N.V. committed to make additional equity contributions totaling €22.0 million ($25.3 million) of which €16.7 million ($19.2 million) was committed to by non-controlling interests. These commitments were fulfilled by cash contributions made on July 15, 2003 and on July 18, 2003 €21.6 million ($24.8 million) was advanced as a capital contribution to Cesky Mobil a.s., to be used primarily to fund Český Mobil’s network expansion.

NOTE 8
FUNCTIONAL CURRENCY ASSESSMENT FOR MOBIFON S. A.

Prior to June 30, 2003, as a result of operating in a highly inflationary economy, MobiFon used the Company’s reporting currency, the U.S. dollar, as its functional currency. As of June 30, 2003, the cumulative inflation in Romania for the last three years was below 100% and consequently Romania ceased to be defined for accounting purposes as a highly inflationary economy. An assessment as to which currency is MobiFon’s functional currency was made based on the collective economic factors of the environment in which it operates and the U.S. dollar has been determined to continue to be their functional currency.

ClearWave N.V.

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS (UNAUDITED)

June 30, 2003
in thousands of U.S. dollars)

NOTE 9
CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements were prepared in accordance with U.S. GAAP, which varies in certain respects from Canadian GAAP. The application of Canadian GAAP to these consolidated financial statements would not have materially affected the presentation and disclosure in these consolidated financial statements, except for the following:

Under Canadian GAAP, no comprehensive income statement would be presented in the consolidated financial statements. The translation adjustment would be presented directly in the shareholders’ equity on a cumulative basis. In addition, the change in the fair value of the interest rate and foreign currency hedges would not be recorded and accordingly, the shareholders’ equity would be increased by $11.0 million and $9.4 million, minority interest would be increased by $28.6 million and $25.1 million, deferred income tax assets would be reduced by $1.4 million and $0.9 million and long term liabilities would be reduced by $41.0 million and $35.4 million as at June 30, 2003 and December 31, 2002, respectively, under Canadian GAAP. There would also be an immaterial difference in the gain on disposal of investment calculated for Canadian and U.S. GAAP purposes.

NOTE 10
COMPARATIVE FIGURES

Certain comparative figures were restated to conform to the presentation adopted in this six-month period ended June 30, 2003 interim consolidated financial statements.

ClearWave N.V.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

June 30, 2003
(in thousands of U.S. dollars)

NOTE 11
SEGMENTED INFORMATION

	FOR THE SIX MONTHS ENDED JUNE 30,

	2003				2002

	(unaudited)				(unaudited)
		Czech				Czech
	Romania	Republic	Corporate	Total	Romania	Republic	Corporate	Total
	$	$	$	$	$	$		$
Revenues
Services	240,247	170,257	—	410,504	198,925	96,202	—	295,127
Equipment	12,537	8,050	—	20,587	10,066	7,590	—	17,656

	252,784	178,307	—	431,091	208,991	103,792	—	312,783
Cost of services	46,239	74,530	—	120,769	37,983	53,112	—	91,095
Cost of equipment	18,877	12,765	—	31,642	17,669	9,239	—	26,908
Selling, general and administrative expenses	50,479	45,235	1,306	97,020	44,861	36,946	1,274	83,081
Depreciation and amortization	55,509	44,481	—	99,990	41,330	28,040	—	69,370

Operating income (loss)	81,680	1,296	(1,306)	81,670	67,148	(23,545)	(1,274)	42,329

Acquisition of property, plant and equipment, including unpaid acquisitions	69,543	25,279	—	94,822	37,492	50,290	—	87,782

Property, plant, equipment, licenses and goodwill as at June 30, 2003 (December 31, 2002)	563,738	648,245	—	1,211,983	555,742	613,298	—	1,169,040

Total assets as at June, 2003 (December 31, 2002)	692,633	702,041	208,136	1,602,810	670,326	665,575	1,286	1,337,187

Operating income (loss) before depreciation and amortization (*)	137,189	45,777	(1,306)	181,660	108,478	4,495	(1,274)	111,699

(*) computed as: Operating income (loss)	81,680	1,296	(1,306)	81,670	67,148	(23,545)	(1,274)	42,329
plus: Depreciation and amortization	55,509	44,481	—	99,990	41,330	28,040	—	69,370

ClearWave N.V.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

June 30, 2003
(in thousands of U.S. dollars)

NOTE 11
SEGMENTED INFORMATION

	FOR THE THREE MONTHS ENDED JUNE 30,

	2003					2002

	[unaudited]					[unaudited]
		Czech				Czech
	Romania	Republic	Corporate	Total	Romania	Republic	Corporate	Total
	$	$	$	$	$	$		$
Revenues
Services	127,163	93,987	—	221,150	102,974	53,458	—	156,432
Equipment	6,788	3,691	—	10,479	5,504	4,046	—	9,550

	133,951	97,678	—	231,629	108,478	57,504	—	165,982
Cost of services	25,087	39,438	—	64,525	20,024	28,840	—	48,864
Cost of equipment	10,661	6,313	—	16,974	8,971	4,960	—	13,931
Selling, general and administrative expenses	26,811	23,407	1,024	51,242	23,585	20,070	843	44,498
Depreciation and amortization	25,539	23,417	—	48,956	20,728	14,577	—	35,305

Operating income (loss)	45,853	5,103	(1,024)	49,932	35,170	(10,943)	(843)	23,384

Acquisition of property, plant and equipment, including unpaid acquisitions	55,037	14,104	—	69,141	22,228	15,884	—	38,112

Operating income (loss) before depreciation and amortization (*)	71,392	28,520	(1,024)	98,888	55,898	3,634	(843)	58,689

(*) computed as: Operating income (loss)	45,853	5,103	(1,024)	49,932	35,170	(10,943)	(843)	23,384
plus: Depreciation and amortization	25,539	23,417	—	48,956	20,728	14,577	—	35,305